

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Mr. Rakesh Malhotra
Chief Financial Officer
Infrastructure Materials Corp.
1135 Terminal Way, Suite 207B
Reno, NV 89502

> **Re: Infrastructure Materials Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **Form 10-K/A for Fiscal Year Ended June 30, 2009**
> **Filed October 29, 2010**
> **File No. 0-52641**

Dear Mr. Malhotra:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief